UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2026

Azul Announces Reverse Stock Split and

Cancellation of Subscription Warrants

São Paulo, March 3, 2026 – Azul S.A. ("Azul” or “Company”) (B3: AZUL53; OTC: AZLUY) hereby informs the market that it has called a general shareholders’ meeting to resolve on the approval of a reverse stock split of all common shares issued by the Company, at a ratio of one hundred and fifty thousand (150,000) shares to form one (1) share (the “Reverse Split Ratio”), with no change to the Company’s share capital (the “Reverse Split”).

The Reverse Split is intended to comply with an express request received from B3 S.A. – Brasil, Bolsa, Balcão (“B3”), based on the applicable regulation, so that the Company’s shares once again have an individual trading price above BRL 1.00, avoiding the need to continue trading in lots (the Company’s shares currently trade in lots of 1,000,000).

As disclosed in the materials made available in connection with the call notice, holders of common shares issued by the Company in an amount that is not a multiple of 150,000 may, from this date through April 14, 2026, at their sole discretion, adjust their respective positions through market transactions by aggregating their holdings into lots that are multiples of 150,000 shares, by trading on B3 through their brokers, in accordance with B3’s own operational rules. If the Reverse Split is approved, as of April 17, 2026, the Company’s shares will be traded exclusively on a post-split basis, and the standard trading lot will be reduced from one million (1,000,000) to one (1) share.

Additionally, in light of the Company’s exit from the Chapter 11 process, pursuant to Azul’s reorganization plan approved by the United States Bankruptcy Court for the Southern District of New York and duly disclosed to the market (the “Plan”), the subscription warrants issued as an additional benefit in the context of the Company’s primary public offering of shares completed on April 29, 2025 (the “April 2025 Warrants”) are part of Class 11 claims and must, upon consummation of the Plan and the Company’s emergence from Chapter 11, be deemed settled, cancelled, released and extinguished, and therefore will no longer be eligible for trading, including on B3 S.A. – Brasil, Bolsa, Balcão. In compliance with the Plan, the Company has requested that B3 remove the April 2025 Warrants from the trading environment.

Azul will keep its shareholders and the market informed of any material developments in these matters, in full compliance with applicable laws and regulations.

About Azul

Azul S.A. (B3: AZUL53; OTC: AZLUY), Brazil’s largest airline in number of cities served, offers more than 800 daily flights to 137 destinations. With an operating fleet of approximately 170 aircraft and more than 15,000 crew members, the Company operates a network of 250 nonstop routes. Azul was ranked by Cirium, a leading aviation analytics company, as the 2nd most on-time airline in the world in 2023. In 2020, it was named the world’s best airline by TripAdvisor, the first time a Brazilian airline achieved the top position in the Traveler’s Choice Awards. For more information, visit ri.voeazul.com.br.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 3, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer